BB 3/24

SECU[...] [...]SION

12013782

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPFG SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 INDEPENDENCE CIR. #101
(No. and Street)

CHICO	CA	95973
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MISTRETTA ASSOCIATES
(Name – *if individual, state last, first, middle name*)

816 21ST STREET	SACRAMENTO	CA	95811
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LOURIE DROUILLARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPFG SECURITIES, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: CPFG SECURITIES, INC. [13]

SEC FILE NO.: 8-67770 [14]

FIRM I.D. NO.: 146003 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

55 INDEPENDENCE CIR. #101 [20]
(No. and Street)

CHICO [21] CA [22] 95973 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/11 [24]

AND ENDING (MM/DD/YY): 12/31/11 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: LOURIE DROUILLARD [30]

(Area Code) — Telephone No.: (530)892-1284 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27 day of Feb 2012

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Butte

On Feb 27 2012 before me, Lisa M. McAfee, Notary Public
Date — Here Insert Name and Title of the Officer

personally appeared Lourie Drouillard
Name(s) of Signer(s)

OFFICIAL SEAL
LISA M. MCAFEE
NOTARY PUBLIC - CALIFORNIA
BUTTE COUNTY
1828706
My Comm. Expires [illegible] 2013

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that ~~he~~/she/~~they~~ executed the same in ~~his~~/her/~~their~~ authorized capacity(ies), and that by ~~his~~/her/~~their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Lisa M. McAfee
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ____________

Document Date: ____________ Number of Pages: ____________

Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ____________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

MISTRETTA ASSOCIATES [70]

ADDRESS

816 21ST STREET [71]	SACRAMENTO [72]	CA [73]	95811 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **N 3** [100]

CPFG SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/11 [99]
SEC FILE NO. 8-67770 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 9,250 [200]		$ 9,250 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivable from non-customers	[355]	22,345 [600]	22,345 [830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets CRD account	[535]	34 [735]	34 [930]
12. TOTAL ASSETS	$ 9,250 [540]	$ 22,379 [740]	$ 31,629 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CPFG SECURITIES, INC. as of 12/31/11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other ▼10	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ [1760]

Ownership Equity		Total
21. Sole Proprietorship		▼15 $ [1770]
22. Partnership (limited partners)	▼11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		3 [1792]
C. Additional paid-in capital		389,992 [1793]
D. Retained earnings		(358,366) [1794]
E. Total		[1795]
F. Less capital stock in treasury		▼16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 31,629 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 31,629 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CPFG SECURITIES, INC. as of 12/31/11

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	31,629	3480
2. Deduct ownership equity not allowable for Net Capital			19	( )	3490
3. Total ownership equity qualified for Net Capital				31,629	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	31,629	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 22,379	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(22,379)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20 $	9,250	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities	18	3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue Concentration		3650			
E. Other (List)		3736		( )	3740
10. Net Capital			$	9,250	3750

30

OMIT PENNIES

There are no material differences between the computation of net capital presented and the computation of net capital in the Company's unaudited form X-17A-5 part II-A filing as of of December 31, 2011.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CPFG SECURITIES, INC. as of 12/31/11

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	4,250	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	9,250	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$		3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%		3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CPFG SECURITIES, INC.

For the period (MMDDYY) from 1/1/11 [3932] to 12/31/11 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue interest income	1,310	3995
9. Total revenue	$ 1,310	4030

EXPENSES

Item	Sub-amount	Code	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers				4120
11. Other employee compensation and benefits				4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			2,645	4195
15. Other expenses			8,035	4100
16. Total expenses			$ 10,680	4200

NET INCOME

Item	Sub-amount	Code	Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (9,370)	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4338		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (9,370)	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (215)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CPFG SECURITIES, INC.

For the period (MMDDYY) from 1/1/11 to 12/31/11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 31,999	4240
A. Net income (loss)			(9,370)	4250
B. Additions (Includes non-conforming capital of	29 $	4262)	9,000	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 31,629	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CPFG SECURITIES, INC. as of 12/31/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — ~~$2,500~~ $5,000 capital category as per Rule 15c3-1 .... X [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 [4335] .... [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

CPFG SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
Year ended December 31, 2011

MISTRETTA ASSOCIATES
M Certified Public Accountants
Financial Management Consultants

MISTRETTA ASSOCIATES
Certified Public Accountants – Financial Management Consultants

816 21st Street
Sacramento, CA 95811
916-497-0676
916-497-0677 - Fax

Robert Mistretta, CPA, MBA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
CPFG Securities, Inc.
Chico, California

I have audited the accompanying balance sheet of CPFG Securities, Inc., as of December 31, 2011 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPFG Securities, Inc., as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, I have prepared and examined the supplementary schedules (Form X-17a-5(a)) which precede the aforementioned financial statements and this report; and in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Mistretta Associates

February 7, 2012

CPFG SECURITIES, INC.
BALANCE SHEET
December 31, 2011

ASSETS

Current Assets	
Cash	$ 9,250
Prepaid expenses	34
Note receivable from parent company	22,345
Total Current Assets	$ 31,629

SHAREHOLDER'S EQUITY

Shareholder's Equity	
Common Stock, $.01 par value, 1,000 shares authorized, 300 shares issued and outstanding	$ 3
Additional Paid in Capital	389,992
Retained Earnings (Accumulated Deficit)	(358,366)
Total Shareholder's Equity	$ 31,629

See accompanying notes and auditor's report.

CPFG SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
Year ended December 31, 2011

Expenses		
Regulatory fees	$	2,645
Insurance		437
Computer expense		2,400
Accounting		3,500
Licenses and fees		626
Bank charges		272
Total Operating Expenses		9,880
Net Income (Loss) From Operations		(9,880)
Interest Income		1,310
Loss Before Income Taxes		(8,570)
Income Tax Expense		(800)
Net Income (Loss)	$	(9,370)

See accompanying notes and auditor's report.

CPFG SECURITIES, INC
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Year ended December 31, 2011

Description	Capital Stock: Common Shares	Capital Stock: Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2010	300	$ 3	$ 380,992	$ (348,996)	$ 31,999
Net loss	-	-	-	(9,370)	(9,370)
Capital contributed	-	-	9,000	-	9,000
Balance at December 31, 2011	300	$ 3	$ 389,992	$ (358,366)	$ 31,629

See accompanying notes and auditor's report.

CPFG SECURITIES, INC
STATEMENT OF CASH FLOWS
Year ended December 31, 2011

Increase (Decrease) in Cash and Cash Equivalents	
Cash Flows From Operating Activities	
Net Income (loss)	$ (9,370)
Adjustments to reconcile net income to net cash used by operating activities:	
Changes in assets and liabilities:	
Decrease in prepaid expenses	1,750
Total Adjustments	1,750
Net Cash Used By Operating Activities	(7,620)
Cash Flows From Investing Activities	
Note Receivable from Parent Company	(2,105)
Net Cash Used by Investing Activities	(2,105)
Cash Flows From Financing Activities	
Capital Contributed	9,000
Net Cash Provided by Financing Activities	9,000
Net Increase (Decrease) in Cash	(725)
Cash and Cash Equivalents, December 31, 2010	9,975
Cash and Cash Equivalents, December 31, 2011	$ 9,250

Supplementary Disclosure of Cash Flow Information

Cash paid during the year for:

Income taxes	$ -
Interest	$ -

Disclosure of Accounting Policy

For purposes of the Statement of Cash Flows, the Corporation considers all highly-liquid investments readily convertible to known amounts of cash as cash equivalents.

See accompanying notes and auditor's report.

Note 1: Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Corporation. The policies reflect industry practices and conform to generally accepted accounting principles.

Organization

CPFG Securities, Inc. (the Corporation) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Corporation is engaged in a single line of business as a securities broker-dealer in variable universal life insurance policies. The Company is a Delaware corporation that is wholly-owned subsidiary of Capital Partners Funding Group. Capital Partners Funding Group established and has continued to contribute capital to the Company so that it will be available to broker variable universal life insurance policies for a charitable endowment program. The program was not yet operating as of December 31, 2011.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, such as money market accounts, with maturities of 90 days or less when acquired. Cash is deposited in bank accounts insured by the Federal Depository Insurance Corporation. It is customary for balances to temporarily exceed the insurance limits.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax benefits are reduced by a valuation allowance for any benefits that, in the opinion of management, are not likely to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1: Summary of Significant Accounting Policies (continued)

Date of Management's Review

Management has evaluated subsequent events through February 7, 2012, the date on which the financial statements were available to be issued.

Note 2: Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Corporation is required to maintain net capital of not less than $5,000; at December 31, 2011, the Corporation had net capital of $9,250.

Note 3: Income Tax Provision

The provision for income taxes for the year ended December 31, 2011, consists of minimum state income tax expense.

The Corporation files consolidated federal and state income tax returns with its parent company. Losses incurred to date are included in determining net operating losses at the consolidated level of reporting.

Note 4: Related Party Transactions

The Corporation has entered into a management services agreement with its parent company, Capital Partners Funding Group whereby, upon commencement of the Corporation's operations, it will reimburse Capital Partners Funding Group for the cost of providing administrative services, personnel, and facilities. As of December 31, 2011, the management of Capital Partners Funding Group and the Corporation have not deemed the Corporation to have commenced operations and, accordingly, no expenses have been recorded in connection with the agreement.

As of December 31, 2011, the Corporation has a note receivable of $21,600 due from its parent Company with accrued interest at 6% per annum of $1,545. The note matures December 31, 2012.

CPFG SECURITIES, INC.
December 31, 2011

CPFG Securities, Inc. does not retain customer funds or customer securities. The following schedules are inapplicable and thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3

- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3

- A Reconciliation pursuant to Rule 17a-5(d)(4)

M MISTRETTA ASSOCIATES
Certified Public Accountants – Financial Management Consultants

816 21st Street
Sacramento, CA 95811
916-497-0676
916-497-0677 - Fax

Robert Mistretta, CPA, MBA

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
CPFG Securities, Inc.
Chico, California

I have examined the financial statements of CPFG Securities, Inc. for the year ended December 31, 2011 and have issued my report thereon dated February 7, 2012. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system. The Corporation is exempt from compliance with Rule 15c3-3. No facts came to my attention indicating that the conditions of the exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgment by Management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by Management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be

circumvented intentionally by Management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2011, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that I believe to be material except that often substantially all accounting functions are performed or directed by one individual and supervised or intermittently reviewed by managers. This lack of segregation of duties allows opportunity for accounting improprieties to occur without collusion. Although not a formal control, management has full access to all accounting records and is extremely familiar with the transactions and business activities of the Corporation.

Mistata Associates

February 7, 2012